

November 20, 2013

Via E-mail
Gerardo I. Lopez
Chief Executive Officer, President and Director
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:** **AMC Entertainment Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 12, 2013**
> **File No. 333-190904**

Dear Mr. Lopez:

We have reviewed your response to our letter dated October 23, 2013 and have the following additional comments.

Our Competitive Strengths, page 8

Experienced and Dynamic Team, page 10

1. We note your response to our prior comment 2. As requested in our prior comment, to the extent that your revised compensation agreements with management that will be adopted in connection with your planned public offering are expected to have a material impact on your results of operations, please revise the pro forma financial information included on pages 41 through 53 of the registration statement to include pro forma adjustments giving effect to these revised compensation arrangements.

The Reclassification, page 11

2. We note your response to our prior comment 3 and the changes that have been made to your balance sheet and notes to your financial statements on pages F-4 and F-9. Once the number of shares to be issued pursuant to the Reclassification has been determined, please revise to reflect the related adjustments in your pro forma balance sheet on page F-4. Note 1 on page F-9 should also be revised to explain in further detail how the pro forma amounts were calculated or determined.

3. We note from your response to our prior comment number 4 that the Reclassification will not occur until after the effectiveness of your Form S-1 registration statement. As such, please revise your pro forma financial information on pages 41 through 53 of the

registration statement to include pro forma adjustments giving effect to the changes in your earnings per share and stockholders' equity that will result from the Reclassification. The notes to the pro forma financial information should also explain in detail how any related pro forma adjustments were calculated or determined.

4. In a related matter, since the Reclassification will impact your earnings per share upon completion of the offering, please revise to disclose pro forma earnings per share giving effect to the Reclassification on the face of your historical statements of operations for all periods presented. The notes to your audited and interim financial statements should also be revised to explain the nature of the pro forma earnings per share presentation.

Unaudited Condensed Consolidated Pro Forma Balance Sheet and Statement of Operations, pages 42 and 43

5. Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

Management's Discussion and Analysis, page 56

Operating Results for the period August 31, 2012 through September 27, 2012 (Successor) and the period December 30, 2011 through August 31, 2012 (Predecessor), page 75

Operating Results in Comparison to the Unaudited Pro Forma Period ended September 27, 2012, page 78

6. We note the disclosure on page 75 which indicates that in order to present Management's Discussion and Analysis in a way that offers investors a meaningful period to period comparison, you have presented the unaudited pro forma financial for the periods indicated which gives effect to the Merger as if "push down" accounting had been applied as of December 30, 2011. Please note that presentation and discussion of pro forma financial information for periods other than the latest fiscal year (i.e., period from March 30, 2012 through December 31, 2012) and the subsequent interim period presented in your financial statements (i.e., nine months ended September 30, 2013) is not considered appropriate. Accordingly, please revise your discussion of results of operations to eliminate the presentation and discussion of pro forma information for periods other than the latest fiscal year and subsequent interim period presented in your financial statements (i.e., for the thirty-nine weeks ended September 27, 2012).

Operating costs and expenses, page 86

7. The amount of the pro forma adjustment to decrease license expense for your 3D agreement of $.8 million as described on page 87 of MD&A does not agree to the amount disclosed on page 48 or $82,000. Please reconcile and revise these amounts.

Anticipated Awards under the 2013 Plan, page 134

8. We note from the disclosure that has been added on page 134 that in connection with the offering, participants in the MPSP including your Named Executive Officers will receive grants of fully vested shares of your common stock equal to .8% of the Company's equity value at the time of the pricing of the offering. Please tell us and revise MD&A to disclose the number of fully vested shares that you plan to issue in connection with the offering. MD&A should also be revised to disclose how you plan to value the fully vested shares to be issued and to disclose the amount of compensation expense that will be recognized in connection with the issuance of these shares.

Underwriting, page 170

The LOYAL3 Platform, page 173

9. We note the statement that sales of your Class A common stock through the LOYAL3 platform will be completed through a batch or combined order process no less than once per day. Please revise to clarify that you are referring to sales of your shares by investors, as opposed to the initial sale of shares in this offering. Also, please clarify that batch trades will be executed typically only once per day.

AMC Entertainment Holdings, Inc. Financial Statements

Note 1. Basis of Presentation, page F-7

10. We note from the disclosure in Note 1 that goodwill increased during the nine months ended September 30, 2013 by $31,951 and $13,127 as a result of purchase price allocation adjustments related to the merger and Rave acquisition, respectively. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts, circumstances or the additional information obtained during the nine months ended September 30, 2013 that resulted in these purchase price allocation adjustments. As part of your response and your revised disclosure, please explain the other adjustments to the original purchase price allocations that resulted in these increases in goodwill.

Consolidated Balance Sheets, page F-35

11. We note your response to our prior comment 19 and the disclosures that have been added to Note 10 in response to our prior comment. However, based on your revised disclosures, which indicate that you determined the amount reflected in temporary equity for the Class N stock was based on the price paid per share by the management shareholders and Wanda at the date of the merger, we are unable to determine how you determined the temporary equity amount at December 31, 2012 of $1,811,000. In this regard, the disclosure on page F-53 indicates that the price paid by the management shareholders and Wanda ranged from $517 to $523 per share and your balance sheet

indicates 2,021.01696 Class N shares which results in a temporary equity value of approximately $1,045,000 rather than $1,811,000. Please advise or revise as appropriate. Also, please explain why the Class N shares outstanding at December 31, 2012 as disclosed on page F-35 of 2,021.01696 shares differs from that in your September 30, 2013 balance sheet on page F-4 of 3,497 shares.

Note 1. The Company and Significant Accounting Policies, page F-38

Prior Period Adjustments, page F-50

12. We note your response to our prior comment 21 and the changes that have been made to your financial statements in response to our prior comment. As your financial statements for the period from inception on August 31, 2012 through December 31, 2012 have been revised to correct the error to your tax provision described on page F-50, please revise your statement of operations for this period to clearly label it as restated. Your results of operations for this period disclosed in your Summary Historical and Unaudited Financial and Operating Data on page 16, in your Selected Historical Financial and Operating Data on page 54 and elsewhere in the filing where financial information for this period is presented should be similarly revised.

Note 2. Merger, page F-52

13. We note your response to our prior comment 22 in which you explain your basis or rationale for not recognizing the $32.3 million of acquisition-related costs in the financial statements of the predecessor and successor entities. Please note that we will not object to your decision not to recognize these costs in the financial statements of the predecessor or successor entities to the extent that all of these costs were contingent upon the consummation of the merger transaction. However, we continue to have concern that payment for all of the $32.3 million in costs described in Note 2 may not have been contingent upon the completion of the merger transaction. Please provide us with copies of any related agreements, contracts or other documentation for the financial advisory and professional fees reflected in the table on page F-59 which supports your conclusion that the payments for these services were only payable upon consummation of the merger transaction. Similarly, please provide us with written contracts or other documentation which supports your conclusion that the management transaction bonuses and the bond amendment fees were only payable upon consummation of the merger. We may have further comment upon review of the related documentation provided.

14. We note your response to our prior comment 29 and the revisions that have been made to footnote (7) in Note 2 on page F-57. Please explain in further detail why you believe the Exhibitor Services Agreement with NCM represents an unfavorable contract to the Company. Also, please explain in further detail how you estimated your expected payments under the Exhibitor Services Agreement over the remaining contract term as well as the market rate that was used to determine the estimated fair value of this unfavorable contract at the merger date.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director